Exhibit 99.(e)(3)

ADDENDUM NO. 1 TO
SELECTED DEALER AGREEMENT

THIS ADDENDUM, dated as of July 13, 2007, is entered into by and between Morgan Stanley & Co. Incorporated (“Dealer”) and Morgan Stanley Distributors Inc. (“Distributor”).  This Addendum supplements the Selected Dealer Agreement currently in effect between the parties (the “Agreement”).  Capitalized terms used, but not defined, herein shall have the same meanings as ascribed to them in the Agreement.

WITNESSETH:

WHEREAS, the Agreement, dated as of April 1, 2005, was originally entered into by and between Morgan Stanley DW Inc. (“MSDW Inc.”) and Distributor;

WHEREAS, on April 1, 2007, Dealer assumed all rights, powers, duties, responsibilities and obligations of MSDW Inc. under the Agreement following the merger of MSDW Inc. into Dealer;

WHEREAS, Distributor serves as the principal underwriter/distributor of the Morgan Stanley group of retail open-end management investment companies, including any series or classes thereof (each, a “Fund,” and, collectively, the “Funds”);

WHEREAS, pursuant to the Agreement, Dealer participates in the distribution of shares of the Funds to its clients (“Clients”);

WHEREAS, the parties now desire that Dealer offer Class A shares of certain Funds, identified on Schedule A attached hereto (the “Eligible Funds”), through one or more fee-based advisory accounts that it makes available to Clients (the “Accounts”); and

WHEREAS, Dealer has requested that Distributor waive the minimum amounts required for initial and subsequent purchase payments for purchases made through the Accounts.

NOW, THEREFORE, the parties hereby agree to supplement the Agreement as follows:

1.                                       Distributor agrees that Dealer may offer Class A shares of the Eligible Funds to Clients who purchase shares of the Eligible Funds through an Account, and that such purchases shall be eligible to be made at net asset value under the terms of each Eligible Fund’s current prospectus.

2.                                       Distributor agrees that the minimum amounts disclosed in the prospectus for initial and subsequent purchases of Class A shares of the Eligible Funds will not apply to purchases by Clients through one or more of the Accounts.  Dealer acknowledges and agrees that Distributor may choose at any time, upon sixty (60) days’ prior written notice to Dealer, in accordance with Section 23 of the Agreement, to stop waiving minimum amounts for Client purchases through the Accounts.

3.                                       Except as expressly supplemented, amended or consented to hereby, all other provisions of the Agreement shall remain in full force and effect without change.

4.                                       This Addendum shall be effective as of July 13, 2007.

5.                                       This Addendum may be executed in one or more counterparts, each of which will be an original and all of which, taken together, will be deemed one and the same document.

IN WITNESS WHEREOF, each of the parties has caused this Addendum to be executed by their duly authorized officer.

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Richard DeSalvo
Name: Richard DeSalvo
Title: Managing Director
Date: 7/11/07

MORGAN STANLEY DISTRIBUTORS INC.

By:	/s/ Michael P. Kiley
Name: Michael P. Kiley
Title: President and Chief Executive Officer
Date: 7/21/07

SCHEDULE A

LIST OF ELIGIBLE FUNDS
(as of July 13, 2007)

Fund Name	Class	Symbol	CUSIP #

Morgan Stanley Capital Opportunities Trust	A	CPOAX	61747T106
Morgan Stanley Equally-Weighted S&P 500 Fund	A	VADAX	616957106
Morgan Stanley European Equity Fund	A	EUGAX	616939104
Morgan Stanley Global Advantage Fund	A	GADAX	61746A108
Morgan Stanley Natural Resource Development Securities	A	NREAX	616950101
Morgan Stanley Small-Mid Special Value Fund	A	JBJAX	61747V101
Morgan Stanley Strategist Fund	A	SRTAX	616955100